Exhibit 12.1
Time Warner Cable Inc.
Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Dividend Requirements
($ in millions)

	Nine Months
	Ended
	September 30,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
Earnings:
Net income (loss) before income taxes, discontinued operations and cumulative effect of accounting change	$1,369	$(13,072)	$2,028	$1,664	$1,366	$1,141
Interest expense	979	961	907	690	501	491
Portion of rents representative of an interest factor	53	63	61	50	32	33
Amortization of capitalized interest	2	3	3	2	2	2
Preferred stock dividend requirements of majority-owned subsidiaries	—	—	—	—	—	—
Adjustment for partially owned subsidiaries and 50%-owned companies	—	1	—	27	55	34
Distributions received less earnings of less than 50%-owned companies	47	6	63	4	4	6

Total earnings	$2,450	$(12,038)	$3,062	$2,437	$1,960	$1,707

Fixed Charges:
Interest expense	$979	$961	$907	$690	$501	$491
Portion of rents representative of an interest factor	53	63	61	50	32	33
Capitalized interest	1	1	5	2	1	1
Preferred stock dividend requirements of majority-owned subsidiaries	—	—	—	—	—	—
Adjustment for partially owned subsidiaries and 50%-owned companies	—	—	—	43	60	39

Total fixed charges	$1,033	$1,025	$973	$785	$594	$564

Pretax income necessary to cover preferred dividend requirements	—	—	—	—	—	—

Total combined	$1,033	$1,025	$973	$785	$594	$564

Ratio of earnings to fixed charges (deficiency in the coverage of fixed charges by earnings before fixed charges)	2.4x	$(13,063)	3.1x	3.1x	3.3x	3.0x

Ratio of earnings to combined fixed charges and preferred dividend requirements (deficiency in the coverage of combined fixed charges and preferred dividend requirements deficiency)	2.4x	$(13,063)	3.1x	3.1x	3.3x	3.0x

Note: Certain reclassifications have been made to the prior years’ financial information to conform to the September 30, 2009 presentation.